The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated February 17, 2016

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated February 16, 2016	Pricing Supplement No. 815 to Registration Statement Nos. 333-200365 333-200365-12 Dated February , 2016 Rule 424(b)(2)

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A

Fixed Rate Step-Up Senior Notes Due 2026
Fully and Unconditionally Guaranteed by Morgan Stanley

We, Morgan Stanley Finance LLC, a wholly-owned finance subsidiary of Morgan Stanley, are offering the Global Medium-Term Notes, Series A, Fixed Rate Step-Up Senior Notes Due 2026 (the “notes”) described below on a global basis. We may not redeem the notes prior to the maturity thereof.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

Application will be made to the New York Stock Exchange (the “NYSE”) for the notes to be listed and admitted to trading on the NYSE after the original issue date. No assurance can be given that such application will be granted.

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

____________________

Investing in the notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

____________________

Principal Amount:	$
Maturity Date:	February , 2026
Settlement Date
(Original Issue Date):	February , 2016 (T+ )
Interest Accrual Date:	February , 2016
Issue Price:	100%
Specified Currency:	U.S. dollars
Redemption Percentage
at Maturity:	100%
Interest Rate:	From and including the
original issue date to but
excluding February ,
2021: 3.50% per annum
From and including February
, 2021 to but
excluding February ,
2023: 3.75% per annum
From and including February
, 2023 to but
excluding February ,
2024: 4.00% per annum

Interest Rate (continued):	From and including February , 2024 to but excluding February , 2025: 4.25% per annum
From and including February , 2025 to but excluding the maturity date: 5.00% per annum
Interest on the notes will be calculated on a 30/360 day count basis.
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February and August , commencing August , 2016
Business Day:	New York
Business Day Convention:	Following unadjusted
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61767BAA8
ISIN:	US61767BAA89
Other Provisions:	None

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments and are expected to be issued with original issue discount for U.S. federal income tax purposes, as discussed under “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Discount Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On February     , 2016, we agreed to sell to Morgan Stanley & Co. LLC, and it agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of       %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price for the notes equals the stated issue price of 100%, plus accrued interest, if any, less a combined management and underwriting commission of       % of the principal amount of the notes.

We refer to Morgan Stanley & Co. LLC as the “agent” as such term is used under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

Morgan Stanley & Co. LLC is a wholly-owned subsidiary of Morgan Stanley and our affiliate. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

PS-2